Exhibit 2.1

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES

Of AgFeed Industries, Inc. (British Virgin Islands)

AMONG

AgFeed Industries, Inc., a Nevada corporation, as Seller

AND

Good Charm International Development Ltd., as Purchaser

AND

Ningbo Tech-Bank Co., Ltd, as Parent

Dated September 13, 2013

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TABLE OF CONTENTS

1	INTERPRETATION	4
2	SALE AND PURCHASE	8
3	CONDITIONS PRECEDENT TO THE CLOSING	15
4	CLOSING	16
5	WARRANTIES	18
7	CONFIDENTIALITY AND NON-DISCLOSURE	21
8	COSTS, EXPENSES, DUTIES AND TAX	22
9	GOVERNING LAW, JURISDICTION, AND DISPUTES	22
10	MISCELLANEOUS	22
11	NOTICES	24
SCHEDULE 1
SCHEDULE 2
SCHEDULE 3
SCHEDULE 4
SCHEDULE 5
SCHEDULE 6
SCHEDULE 7
SCHEDULE 8
SCHEDULE 9

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AGREEMENT FOR THE SALE AND PURCHASE OF SHARES

Of AgFeed Industries, Inc. (British Virgin Islands)

THIS AGREEMENT is made on September 13, 2013

AMONG:

(1)	AgFeed Industries, Inc , a corporation incorporated under the laws of the State of Nevada, and having its registered office at 711 Carson Street, Suite 4, Carson City, Nevada 89701, USA, further particulars of which are set out in the Schedule 1 (the “Seller”);

(2)	Good Charm International Development Ltd. (the “Purchaser”), a company incorporated under the laws of Hong Kong, wholly owned by the Parent (as defined below), and having its registered office at 7/F Allied Kajima Building, 128 Gloucester Road, Wanchai, Hong Kong, further particulars of which are set out in the Schedule 2A; and

(3)	Ningbo Tech-Bank Co., Ltd. (宁波天邦股份有限公司) (the “Parent”), a publicly traded company incorporated under the laws of the People’s Republic of China and having its office at Rm.1807 Yangguang International Building, No.55 Yuli Rd., Yuyao City, Zhejiang, the People’s Republic of China, further particulars of which are set out in the Schedule 2B.

The Seller, the Purchaser and the Parent shall be collectively referred to as the “Parties” and each individually as the “Party”.

WHEREAS:

AgFeed Industries, Inc. (the “Company”), a company duly organized and validly existing under the laws of the British Virgin Islands with its legal address at 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

A.	As of the date of this Agreement, the Company has an authorized share capital comprising of 50,000 authorised ordinary shares with no par value (the “Ordinary Shares”), of which 1 Ordinary Share has been issued and is outstanding. As of the date of this Agreement, the Seller holds 1 Ordinary Share in the Company, representing 100% of the shareholding in the Company.

B.	Subject to the receipt of any higher or better offer to purchase the Target Shares (as defined below), the Seller has agreed to sell the Target Shares of the Company to the Purchaser for the consideration and upon the terms and conditions set out in this Agreement.

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C.	On July 15, 2013 (the “Petition Date”), the Seller and certain of Seller’s subsidiaries filed voluntary petitions for relief (the “Bankruptcy Cases”) under Chapter 11 of Title 11, U.S.C. §§ 101, et seq., as amended (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (together with any court having proper jurisdiction with respect to the Bankruptcy Cases, the “Bankruptcy Court”).

D.	Purchaser will purchase the Target Shares from the Seller in order for Purchaser to acquire (and for Parent to acquire beneficially) right of control of the Company’s Group.

NOW, THEREFORE, THE PARTIES AGREE as follows:

1	INTERPRETATION

1.1	In this Agreement:

“Affiliate”	means, (a) with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person, and (b) with respect to an individual, shall include, without limitation, his spouse, child, brother, sister, parent, trustee of any trust in which such individual or any of his immediate family members is a beneficiary or a discretionary object, or any entity or company Controlled by any of the aforesaid Persons.

“Agreement”	means this Agreement for Sale and Purchase of Shares.

“Base Cash Amount ”	means the amount of the Cash as set forth in Part A of Schedule 9.

“Base Livestock”	means the predictive quantity of Livestock of the Company’s Group as set forth in Part A of Schedule 9.

“Base Net Working Capital Amount”	means the predictive aggregate amount of Net Working Capital of the Company’s Group as set forth in Part A of Schedule 9.

“Business Day”	any day that is not a Saturday, a Sunday, a day on which banks in Wilmington, Delaware, the United States of America are permitted to be closed or the statutory public holidays in the People’s Republic of China and Hong Kong SAR, PRC.

“Cash”	means the cash and cash equivalents of the Company’s Group.

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“Claim”	means a claim, as such term is defined in Section 101(5) of the Bankruptcy Code, against Seller or property of the Seller.

“Closing”	means completion of the sale and purchase of the Target Shares in accordance with this Agreement, as described in Section 4.

“Company’s Group”	means the Company and any subsidiary of the Company set forth on Schedule 4.

“Control” (including the correlative terms “controlled by” and “under common control with”)	means the possession, directly or indirectly, of more than fifty percent (50%) of the outstanding voting power of such Person or the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Cut-off Date”	means the last Business Day of the month before Closing, or another day as agreed by the Parties (if applicable).

“Financial Statements”	means the financial statements (the balance sheet and profit & loss statement) of the Company’s Group as set forth in Schedule 8 as prepared in accordance with the Company’s Group’s accounting methods applied on a consistent basis.

“Key Operations Team Employees”	means those employees identified as key employees of the Company’s Group on Schedule 3B.

“Knowledge of Seller”	means the actual or constructive knowledge of Gerard Daignault, Keith Maib, Gerry Cheung and Ming Wei; after such individuals have consulted with (as of the date of this Agreement and as of the Closing Date) Mr. Ruguang Niu, Mr. Shuangbin Li, Mr. Youzhan Hu and Hongxi Zhang.

“Laws”	means: (a) any constitutional provision, statute or other law, rule, or regulation, whether administrative, regulatory, local, or otherwise, and (b) any official policy or interpretation of any governmental or regulatory authority of the United States of America.

“Liens”	means any (i) security interest, lien, mortgage, pledge, hypothecation, encumbrance, easement, charge, restriction on transfer, including any conditional sale or other title retention contract or lease in the nature thereof; (ii) any filing or agreement to file a financing statement as debtor under the applicable Uniform Commercial Code or any similar statute of law of any country; and (iii) any subordination arrangement in favor of another Person.

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“Livestock”	means sows, suckling pigs, weaners, grower pigs, finisher pigs, and other biological assets of Company’s Group, which are set forth in Part C of Schedule 9.

“Material Adverse Event”	means any event that may have material adverse effect on the value of the Target Shares but not including any event arising out or attributable to changes in: general economic conditions (domestic or abroad) or securities or financial markets in general; the industry in which Seller operates; any change resulting from an action required or permitted by this Agreement; any matter of which Purchaser or Parent is aware on the date hereof; changes in any applicable law or regulations, or interpretations of applicable law or regulations; announcement of this Agreement; change in market price or trading volumes of Seller; actions by Seller agreed to or requested by Purchaser or Parent; or any action by the Bankruptcy Court or arising out of the filing of the Bankruptcy Cases. Any facts underlying any such changes that are not covered by the immediately preceding sentence may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Net Working Capital Amount”	means the aggregate net working capital (excluding Livestock, Cash and unborn pigs) of the Company’s Group calculated in accordance with Part B of Schedule 9.

“Person”	means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations and Governmental Authorities, whether or not legal entities.

“Restatement”	means Seller’s restatement of prior period financial results as publicly disclosed in accordance with United States regulatory requirements.

“Sale Motion”	has the meaning set forth on Schedule 3A.

“Sale Order”	means an order entered by the Bankruptcy Court in such form as is reasonably acceptable to Purchaser and Seller and consistent in all material respects with the terms of this Agreement approving Seller’s sale of the Target Shares to Purchaser.

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“Seller’s Group”	means the Seller and any Affiliate of the Seller immediately after the Closing.

“Target Shares”	means the fully paid single Ordinary Share held by the Seller which represents 100% of the outstanding shareholding of the Company on a fully diluted basis.

“USD” or “$”	means United States Dollars, the lawful currency of the United States of America.

“Warranty”	means the representations and warranties contained in Schedule 5 and any other representation and warranty made herein by the Parties to this Agreement.

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1.2	In this Agreement, unless the context otherwise requires, a reference to:

1.2.1	a Person includes a reference to any individual, firm, company, body corporate, association or partnership, government, state or agency of a state, local or municipal authority (whether or not having separate legal authority);

1.2.2	a Person includes a reference to that Person's successors and permitted assigns;

1.2.3	a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of or schedule to this Agreement;

1.2.4	references to any statute or statutory provision are to be construed as references to the same as it may have been, or may from time to time be, amended, modified or re-enacted, and include references to all statutory instruments, orders and regulations for the time being made thereunder or deriving validity therefrom; and

1.2.5	as appropriate in the context, the singular includes the plural and plural includes the singular.

1.3	The headings in this Agreement do not affect its interpretation.

2	SALE AND PURCHASE

2.1	Seller shall sell and Purchaser shall buy (and Parent shall cause Purchaser to buy) the Target Shares, together with all rights attaching to them on the date of Closing, free from all Liens, encumbrances, equities and Claims whatsoever.

2.2	The Seller waives all rights of pre-emption over any of the Target Shares conferred on it by its articles of association or otherwise.

2.3	The Seller shall waive and cause the Seller’s Group to waive all rights, claims, accounts receivable to Company’s Group. After the date of Closing, the Company’s Group will not be liable for and shall not be obligated to pay or satisfy any obligation, debt or liability whatsoever, whether fixed, contingent or otherwise of the Seller’s Group.

2.4	Subject to the adjustment in accordance with Section 2.5.3, the total price for the Target Shares shall be USD52,880,000 (the “Base Purchase Price”) on a fully-diluted, debt-free basis.

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2.5	The Purchase Price shall be payable as follows:

2.5.1	Within one (1) Business Day after the shareholders of Parent approve the transaction contemplated by this Agreement, Purchaser and Parent will execute and deliver to Seller and an escrow agent mutually acceptable to Seller and Purchaser (the “Deposit Escrow Agent”) an escrow agreement among Purchaser, Parent, Seller and the Deposit Escrow Agent substantially in the form attached hereto as Exhibit A (the “Deposit Escrow Agreement”, which form will be subject to good faith negotiation of the parties until the date that is five days after the date of this Agreement) that designates a United States bank as the holder of the escrow. Upon execution and delivery of the Deposit Escrow Agreement by each of the other parties thereto, Purchaser will deliver (and Parent will cause Purchaser to deliver) to the Deposit Escrow Agent, pursuant to the terms of the Deposit Escrow Agreement, an amount (the “Cash Deposit”) equal to (i) twenty percent (20%) of the Base Purchase Price in immediately available funds if the conditions set forth in Section 4 Part B of Schedule 5 have not been met and (ii) ten percent (10%) of the Base Purchase Price in immediately available funds if the conditions set forth in Section 4 Part B of Schedule 5 have been met. Any fees or costs payable to the Deposit Escrow Agent or in connection with the Deposit Escrow Agreement shall be divided evenly and payable one-half by Purchaser and one-half by Seller. The Cash Deposit shall be held by the Deposit Escrow Agent in an interest-bearing account reasonably acceptable to Purchaser and Seller. The Cash Deposit shall be held by the Deposit Escrow Agent and be released as follows:

2.5.1.1	If the Closing shall occur, the Deposit Escrow Agent shall deliver the Cash Deposit together with all accrued interest thereon to the Seller in accordance with the terms of the Deposit Escrow Agreement and Section 2.5.2 hereof.

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2.5.1.2	If this Agreement is terminated by Seller pursuant to Section 6.1.6 resulting from the failure of Purchaser to satisfy the conditions set forth in Section 4 Part B of Schedule 5 (and Seller is not then in breach of Seller’s obligations pursuant to this Agreement), the Deposit Escrow Agent shall deliver the Cash Deposit as then constituted, together with all accrued interest thereon, in accordance with the terms of the Deposit Escrow Agreement and the notice provisions thereof to the Seller. If this Agreement is terminated by Seller pursuant to Section 6.1.6 other than resulting from the failure of Purchaser to satisfy the conditions set forth in Section 4 Part B of Schedule 5 (and Seller is not then in breach of Seller’s obligations pursuant to this Agreement): (i) if the Cash Deposit is then twenty percent (20%) of the Base Purchase Price, the Deposit Escrow Agent shall deliver half of the Cash Deposit, namely ten percent (10%) of the Base Purchase Price, as then constituted, together with half of the accrued interest thereon, in accordance with the terms of the Deposit Escrow Agreement and the notice provisions thereof to the Seller and shall deliver the rest of the Cash Deposit and the interest thereon, in accordance with the terms of the Deposit Escrow Agreement and the notice provisions thereof to the Purchaser; and (ii) if the Cash Deposit is then ten percent (10%) of the Base Purchase Price, the Deposit Escrow Agent shall deliver the Cash Deposit as then constituted, together with all accrued interest thereon, in accordance with the terms of the Deposit Escrow Agreement and the notice provisions thereof to the Seller. If such deposit is delivered to, or becomes deliverable to, anyone other than Purchaser or Parent such deposit will constitute liquidated damages to the exclusion of all other damages and remedies. Because it would be impractical and extremely difficult to determine the extent of any damages that might result from a breach of, or default under, this Agreement by Purchaser or Parent prior to the Closing, it is understood and agreed that such liquidated damages (in an amount equal to the Cash Deposit or half of the Cash Deposit, as the case may be) represent Purchaser’s, Parent’s and Seller’s reasonable estimate of actual damages, such liquidated damages do not constitute a penalty and such deposit will constitute Seller’s sole and exclusive remedy for any breach of, or default under, this Agreement by Purchaser or Parent prior to the Closing.

2.5.1.3	If Seller fails to serve and file a motion to the Bankruptcy Court for approving Seller’s sale of the Target Shares to Purchaser after the execution of this Agreement as required herein and neither Parent nor Purchaser is then in breach of Purchaser’s or Parent’s obligations pursuant to this Agreement, Seller shall compensate the Purchaser the amount equal to the Expense Reimbursement. Such amount will constitute liquidated damages to the Purchaser and the Parent for such failure. Because it would be impractical and extremely difficult to determine the extent of any damages that might result from such failure, it is understood and agreed that such liquidated damages represent Purchaser’s, Parent’s and Seller’s reasonable estimate of actual damages for such failure and do not constitute a penalty and payment will constitute the Purchaser’s and the Parent’s sole and exclusive remedy for such failure.

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2.5.1.4	If this Agreement is terminated for any reason other than as set forth in Section 2.5.1.2, the Deposit Escrow Agent shall deliver the Cash Deposit, together with all accrued interest thereon, to Purchaser.

2.5.1.5	If the Seller satisfies the conditions set forth in Section 4 Part B of Schedule 5 after having deposited a Cash Deposit equal to twenty percent (20%) of the Base Purchase Price, the Deposit Escrow Agent shall deliver half of the Cash Deposit, namely ten percent (10%) of the Base Purchase Price, as then constituted, together with half of the accrued interest thereon, in accordance with the terms of the Deposit Escrow Agreement and the notice provisions thereof to the Purchaser.

2.5.2	At the Closing, the following shall occur: (a) Purchaser shall make (and Parent shall cause Purchaser to make) a cash payment by wire transfer of immediately available funds (the “Closing Payment”) to Seller in the amount equal to the Base Purchase Price (i) minus an amount equal to the Cash Deposit and any accrued interest thereon, (ii) plus the Estimated Adjustment, as set forth in Section 2.5.3.2, and (iii) minus USD2,300,000, the amount equal to the value reduced attributing to the shutdown of a hog farm of Company’s Group in Hainan Province and other contingent liabilities, which is agreed by both Parties, (iv) minus the amount of the outstanding principal due to Hendrix of USD180,000 and the interest thereon at Closing (as set forth in Schedule 6-5(5)); (v) minus the amount of the sale bonuses to be paid to certain key employees of Company’s Group in US Dollar equal to RMB3,172,105 after the Closing in accordance with the sale bonus letter agreements dated on August 5, 2013 (the “Sale Bonus Agreements”); (vi) unless paid by the Seller or forgiven by the payee, minus the amount of the payment to be paid to Edward Pazdro and Gerard R. Daignault in an aggregate amount equal to USD375,000 in accordance with their respective Key Executive Employment and Incentive Agreements dated on July 11, 2013; and (vii) unless paid by the Seller or forgiven by the payee, minus the amount of the third-party costs and expenses to be paid to Dacheng Law Offices and Business Development Asia (consultants of Seller’s Group) after the Closing by Company’s Group; (b) the Deposit Escrow Agent shall deliver the Cash Deposit together with all accrued interest thereon to the Seller in accordance with the terms of the Deposit Escrow Agreement and this Section 2.5.2. At the Closing, after receiving the confirmation letters (“Confirmation Letters”) on renouncing claims and rights against Company’s Group signed by Edward Pazdro, Gerard R. Daignault and the key employees and Dacheng Law Offices and Business Development Asia, Purchaser shall make (and Parent shall cause Purchaser to make) a cash payment by wire transfer of immediately available funds to AgFeed Industries Holdings, Inc. in the sum of the amount in sub-sections (v), (vi), and (vii) (to the extent not already paid by the Seller or forgiven by the payee), which amount shall reflect only those parties that have sent Confirmation Letters.

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2.5.3	Cut-off Date Statement and the Estimated Adjustment

Within ten (10) Business Days prior to the date of Closing, but in no event less than five (5) Business days prior to the date of Closing, Seller shall deliver to Purchaser a statement (the “Cut-off Date Statement”) that sets forth Seller’s reasonable, good faith calculation as of the Cut-off Date of the following: (i) an estimate of the Net Working Capital Amount (the “Estimated Net Working Capital Amount”); (ii) an estimate of the Livestock (the “Estimated Livestock”); and (iii) an estimate of the Cash Amount (the “Estimated Cash Amount”). The Cut-off Date Statement shall be approved by Purchaser and it shall be based on the books and records of Seller and prepared in accordance and in a manner consistent with the accounting principles applied in the preparation of the Financial Statements. The Estimated Livestock shall be calculated based on the same methodology of the calculation of the Livestock in the Financial Statements (and for the avoidance of doubt, the number of animals may vary but the value per category per location will not be adjusted from Schedule 9).

2.5.3.1	The result of the Estimated Net Working Capital Amount minus the Base Net Working Capital Amount shall be the “Estimated Net Working Capital Amount Adjustment”; the result of the value of the Estimated Livestock (calculated in accordance with Part C of Schedule 9) minus the value of the Base Livestock (calculated in accordance with Part C of Schedule 9) shall be the “Estimated Livestock Adjustment”; and the result of the Estimated Cash Amount minus the Base Cash Amount shall be the “Estimated Cash Adjustment”.

2.5.3.2	The sum of the Estimated Net Working Capital Amount Adjustment, the Estimated Livestock Adjustment and the Estimated Cash Adjustment shall be the “Estimated Adjustment”. If the Estimated Adjustment is a positive number, then the Base Purchase Price shall be adjusted upward in an amount equal to such result pursuant to Section 2.5.2. If the Estimated Adjustment is a negative number, then the Base Purchase Price shall be adjusted downward in an amount equal to the absolute value of such result pursuant to Section 2.5.2.

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2.5.3.3	Notwithstanding the adjustment above-mentioned, the Parties agree that the Estimated Adjustment shall not be applied to the extent its absolute value is less than USD 250,000 in aggregate.

2.5.4	Closing Statement

2.5.4.1	As soon as practicable but within fifteen (15) Business Days after the date of Closing, Purchaser shall deliver to Seller a report (the “Closing Statement”) showing Purchaser’s determination as of the Cut-off Date of the following: (i) Net Working Capital Amount (the “Closing Net Working Capital Amount”); (ii) the Livestock (the “Closing Livestock”); and (iii) the Cash Amount (the “Closing Cash Amount”), which shall be in reasonable detail and prepared in a manner consistent with the accounting principles applied in the preparation of the Financial Statements and the Cut-off Date Statement. Seller shall have ten (10) Business Days after its receipt of the Closing Statement to give written notice (an “Objection Notice”) to Purchaser of any objection to the Closing Statement. During such ten (10) Business Days period, Purchaser shall provide Seller and its representatives with access to the relevant books, records and personnel of Purchaser reasonably requested by Seller to assist Seller in its review of the Closing Statement.

2.5.4.2	If, within the ten (10) Business Days period, an Objection Notice is sent by Seller to Purchaser, respectively representatives of Seller and Purchaser shall confer in good faith for up to ten (10) Business Days after the date of Purchaser’s receipt of the Objection Notice to resolve the objections raised by Seller. If such representatives are unable to resolve all such objections within such ten (10) Business Days period, then at any time thereafter, Seller or Purchaser may require that the objection raised by Seller be immediately submitted to the Bankruptcy Court for resolution, whereupon the parties shall cooperate reasonably and in good faith to establish fast-track procedures for presenting their respective positions to the Bankruptcy Court. Any determination of the Bankruptcy Court with respect to the matters that are the subject of Seller’s objection shall be final, binding and conclusive on the parties hereto.

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2.5.4.3	Upon the first to occur of, (i) the written agreement between Seller and Purchaser as to the Closing Statement, including any amendment to be made thereto, (ii) the passing of the ten (10) Business Days (or more, if mutually agreed upon in writing by Seller and Purchaser) period after Seller has received the Closing Statement without Seller’s delivery of an Objection Notice (in which case Seller shall be irrevocably deemed to have accepted and agreed to the Closing Statement), or (iii) the final determination of the Bankruptcy Court of all matters that are the subject of an Objection Notice, the Closing Statement and the adjustment arising out of such shall be final, binding and conclusive on the parties hereto.

2.5.5	Post-Closing Adjustment

2.5.5.1	The result of the Closing Net Working Capital Amount minus the Estimated Net Working Capital Amount shall be the “Post-Closing Net Working Capital Amount Adjustment”; the result of the value of the Closing Livestock (calculated in accordance with Part C of Schedule 9) minus the value of the Estimated Livestock shall be the “Post-Closing Livestock Adjustment”; and the result of the Closing Cash Amount minus the Estimated Cash Amount shall be the “Post-Closing Cash Adjustment”.

2.5.5.2	The sum of the Post-Closing Net Working Capital Amount Adjustment, the Post-Closing Livestock Adjustment and the Post-Closing Cash Adjustment shall be the “Post-Closing Adjustment”. If the Post-Closing Adjustment is a positive number, then the Base Purchase Price shall be adjusted upward in an amount equal to of such result, and such amount shall be paid in cash by Purchaser (and Parent shall cause Purchaser have such amount paid in cash) to Seller by wire transfer of immediately available funds to a bank account designated by Seller within three (3) Business Days after the Closing Statement becomes final, binding and conclusive on the parties. If the Post-Closing Adjustment is a negative number, then the Base Purchase Price shall be adjusted downward in an amount equal to the absolute value of such result, and such amount shall be paid to Purchaser by Seller in cash by wire transfer of immediately available funds to a bank account designated by Purchaser within three (3) Business Days after the Closing Statement becomes final, binding and conclusive on the parties.

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2.5.5.3	Notwithstanding the adjustment above-mentioned, the Parties agree that the Post-Closing Adjustment shall not be applied to the extent its absolute value is less than USD 250,000 in aggregate.

2.6	If Seller accepts a higher and better offer for the Target Shares (an “Alternative Transaction”) or confirms a plan of reorganization that involves the disposition or revesting of the Target Shares, then (i) Seller may terminate this Agreement; and (ii) upon the closing on any Alternative Transaction, Seller shall pay to Purchaser a break-up fee of USD1,586,400 (the “Break-up Fee”) and the actual and documented out-of-pocket fees and expenses of Purchaser (the “Expense Reimbursement”) not to exceed USD528,800.

3	CONDITIONS PRECEDENT TO THE CLOSING

Unless otherwise waived in writing, the Parties’ obligations to close on the transactions contemplated by this Agreement shall be subject to the following conditions:

3.1	Bid procedures for the sale of the Target Shares shall have been approved by the Bankruptcy Court and the Bidding Procedures Order shall have been entered by the Bankruptcy Court in accordance with Schedule 3A;

3.2	The transactions contemplated by this Agreement have been duly approved by the Bankruptcy Court and the Sale Order shall have been entered by the Bankruptcy Court in accordance with Schedule 3A;

3.3	The transaction contemplated by this Agreement shall have been approved by a shareholders’ resolution of the Parent within twenty-one (21) days after the date of this Agreement, which shareholders’ resolution shall not have been withdrawn;

3.4	Purchaser shall have delivered to Seller, no later than 21 days after the date hereof, evidence of available liquid assets or a commitment letter in customary form from a bank specifically committing to provide financing to pay the Purchase Price which availability of liquid assets or committed financing shall not have been withdrawn (in whole or in part);

3.5	No Material Adverse Event shall have occurred after the date of this Agreement;

3.6	The Parties shall not have terminated this Agreement pursuant to Section 2.5.1.2, Section 4.2 or Section 6;

3.7	After the date of this Agreement, Seller shall not have terminated any Key Operations Team Employees without the prior written consent of Purchaser; and

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3.8	The Warranties of the Parties contained in Schedule 5 shall be true and correct on the date of this Agreement and true and correct in all material respects (except for those Warranties already qualified by materiality, which shall be true and correct in all respects) as of the date of Closing.

4	CLOSING

4.1	After the execution of this Agreement, Seller shall provide Purchaser and Purchaser’s counsel and other professionals with reasonable access to all documents, records, personnel, and information of Company’s Group to conduct onsite due diligence, to prepare the Closing Statement, and to review the calculations made and information relied upon by the Seller in preparing the Cut-off Date Statement.

4.2	Upon the fulfillment or waiver agreed by Purchaser of the conditions as set out in Section 3 above, but in no event later than nine (9) Business Days after the date of the Sale Order, the Closing shall take place on the next Business Day, at the specified office of the Company or on such other date and at such other time and place that the Parties hereto may mutually agree upon; provided, however, that (a) if the conditions set forth in Section 3.3 or Section 3.4 shall not have been satisfied, such failure to satisfy the condition shall be considered a material breach by Purchaser and Seller shall have the right to terminate this Agreement immediately pursuant to Section 6.1.6 (notwithstanding any cure period listed in Section 6.1.6); (b) if the shareholder approval set forth in Section 3.3 shall have been withdrawn after the date of the shareholder approval or the availability of liquid assets or committed financing set forth in Section 3.4 shall have been withdrawn after delivery of the evidence, such withdrawal shall be considered a material breach by Purchaser and Seller shall have the right to terminate this Agreement immediately pursuant to Section 6.1.6 (notwithstanding any cure period listed in Section 6.1.6); (c) if the Closing shall not have taken place within the date that is ten (10) Business Days after the date of the Sale Order because Purchaser does not make itself available to consummate the Closing, such failure shall be considered a material breach by Purchaser and Seller shall have the right to terminate this Agreement immediately pursuant to Section 6.1.6 (notwithstanding any cure period listed in Section 6.1.6); or (d) if the Closing shall not have taken place within the date that is ten (10) Business Days after the date of the Sale Order because Seller does not make itself available to consummate the Closing, such failure shall be considered a material breach by Seller and Purchaser shall have the right to terminate this Agreement immediately pursuant to Section 6.1.6 (notwithstanding any cure period listed in Section 6.1.6).

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4.3	As of the date of Closing, Seller shall sell, transfer or cause such transfer and assign (or cause the assignment) all right, obligation, title and interest in the Target Shares and into the Purchaser, on the terms and conditions set forth in this Agreement, so that upon Closing, Purchaser shall have full and exclusive legal and beneficial right, title and interest under applicable laws in the Target Shares, at same time, undertake the obligations arising from the Target Shares.

4.4	At Closing, the Seller shall deliver (or cause to be delivered) to the Purchaser:

a)	duly executed transfers into the name of the Purchaser or its nominee in respect of the Target Shares, together with the related share certificates evidencing the title and ownership of the Target Shares;

b)	all such other documents (including any necessary waivers of pre-emption rights or other consents) as may be required to enable the Purchaser and/or its nominee to be registered as the holder(s) of the Target Shares;

c)	a copy of a resolution of the Board of Directors (certified by a duly appointed officer as true and correct) of the Seller, authorizing the execution of and the performance by the Seller of its obligations under this Agreement and each of the other documents to be executed by the Seller;

d)	the Business Licenses, Certificates of Approval and Official Seals of the Company’s Group.

4.5	At Closing, subject to compliance by the Seller of its obligations under this Agreement (including, without limitation, Sections 4.3 and 4.4), the Purchaser shall pay (and the Parent shall cause the Purchaser to pay) the Closing Payment to Seller in accordance with Section 2.5.2. If the Purchaser fails to pay the Purchase Price in full as of the date of Closing and Seller has satisfied all its obligations under this Agreement, except as otherwise agreed by the Parties, the Seller shall be entitled to (a) withdraw the Closing and the Closing deliverables contemplated under this Agreement, (b) terminate this Agreement, and (c) retain the Cash Deposit as liquidated damages to the exclusion of all other damages or remedies.

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4.6	EACH OF PARENT AND PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER MAKES NO (AND SELLER EXPRESSLY DISCLAIMS AND NEGATES ANY) REPRESENTATIONS OR WARRANTIES OF ANY KIND, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO THE TARGET SHARES OR ANY OTHER MATTER WHATSOEVER. WITHOUT IN ANY WAY LIMITING THE FOREGOING, EXCEPT AS EXPRESSLY PROVIDED HEREIN, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE COMPANY’S GROUP ASSETS. EACH OF PARENT AND PURCHASER FURTHER ACKNOWLEDGES THAT IT HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE COMPANY’S GROUP’S ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE TARGET SHARES AND COMPANY’S GROUP ASSETS AS PARENT OR PURCHASER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH PURCHASER’S ACQUISITION OF THE TARGET SHARES, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH HEREIN, EACH OF PARENT AND PURCHASER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS. ACCORDINGLY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, EACH OF PARENT AND PURCHASER WILL ACCEPT THE TARGET SHARES AT THE CLOSING “AS IS” “WHERE IS.” Subject to the Warranties of Seller hereunder and the adjustment of Base Purchase Price as provided herein, each of Parent and Purchaser expressly acknowledges and agrees that any credit, debt, or liabilities of the Company and the Company’s Group will be the full and exclusive right, obligation, and responsibility of Purchaser upon Closing.

5	WARRANTIES

5.1	Seller warrants to Purchaser that the Warranties set forth in Part A of Schedule 5 are true and correct on the date of this Agreement.

5.2	Each of Parent and Purchaser warrants to Seller that the Warranties set forth in Part B of Schedule 5 are true and correct on the date of this Agreement.

5.3	Each of the Parties acknowledges that the other Party is entering into this Agreement in reliance on each Warranty which has also been given as a representation and with the intention of inducing the other Party to enter into this Agreement.

5.4	All Warranties shall be true and correct in all material respects (except for those Warranties already qualified by materiality, which shall be true and correct in all respects) as of the date of Closing.

5.5	The Parties agree that, the Warranties of the Parties contained in this Agreement and in any certificate delivered pursuant hereto by any Party shall not survive the Closing.

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6	TERMINATION OF AGREEMENT

6.1	Termination Events.

Except otherwise provided for in this Agreement, subject to Section 6.2 of this Agreement, by notice given prior to or at the Closing, this Agreement may be terminated as follows:

6.1.1	by mutual consent of Parent, Purchaser and Seller;

6.1.2	by Purchaser or Seller, upon Seller entering into an Agreement providing for an Alternative Transaction, provided that any termination pursuant to this Section 6.1.2 shall not become effective until Seller fulfills its obligation to pay any Break-up Fee and Expense Reimbursement payable pursuant to Section 6.2;

6.1.3	by Seller if, incident to the Bidding Procedures Order, Seller accepts and closes on an Alternative Transaction in respect of the Target Shares, provided that any termination pursuant to this Section 6.1.3 shall not become effective until Seller fulfills its obligation to pay any Break-up Fee and Expense Reimbursement payable pursuant to Section 6.2;

6.1.4	by Purchaser if the Bankruptcy Case is dismissed or converted to one under Chapter 7 of the Bankruptcy Code, if a trustee or an examiner with expanded powers is appointed in the Bankruptcy Case; provided, however, that the Break-up Fee and Expense Reimbursement shall be payable in the event any trustee under Chapter 7 or Chapter 11 closes on an Alternative Transaction;

6.1.5	by Purchaser upon a material breach of any provision of the Agreement by Seller, provided that such breach has not been waived by Purchaser and has continued after notice to Seller by Purchaser without cure for a period of ten (10) Business Days; or

6.1.6	by Seller upon a material breach of any provision of the Agreement by Purchaser or Parent, provided that such breach has not been waived by Seller and has continued after notice to Purchaser or Parent by Seller without cure for a period of ten (10) Business Days; provided, however, that Purchaser’s failure to satisfy the conditions set forth in Section 3.3 or Section 3.4 shall not be subject to such ten (10) Business Day cure period.

6.2	Break-up Fee; Expense Reimbursement

6.2.1	Break-up Fee.

If this Agreement is terminated pursuant to Section 6.1, other than by mutual consent of the parties under Section 6.1.1 or by Seller pursuant to 6.1.6 as a result of Purchaser’s or Parent’s breach of this Agreement, and provided that Purchaser is not in breach of this Agreement at the time of termination, then Purchaser shall be entitled to receive the Break-up Fee as provided in Section 2.6.

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6.2.2	Expense Reimbursement

If this Agreement is terminated pursuant to Section 6.1, other than by (i) mutual consent of the parties under Section 6.1.1 or (ii) by Seller pursuant to 6.1.6 as a result of Purchaser’s or Parent’s breach of this Agreement, then the Purchaser shall be entitled to receive the Expense Reimbursement, with such amount being payable within ten (10) Business Days after Seller receives, from Purchaser, the documentation related to the Expense Reimbursement.

6.2.3	Priority and Effect of Payment

The Break-up Fee and Expense Reimbursement shall be entitled to administrative priority under Section 503(b)(1)(A) of the Bankruptcy Code. The obligation to pay in full in cash when due any amount owed by Seller to Purchaser under this Agreement, including the Break-up Fee and the Expense Reimbursement, shall not be discharged, modified or otherwise affected by any plan of reorganization or liquidation for Seller or by any other Order of the Bankruptcy Court. In addition, the Bidding Procedures Order shall provide that the Break-up Fee and Expense Reimbursement shall be entitled to a first priority priming lien on the proceeds of the Alternative Transaction until such Break-up Fee and Expense are paid in full.

6.2.4	Exception.

Notwithstanding the prior provisions of this Section 6.2, if (i) Purchaser submits a bid at the Auction in an amount in excess of the Base Purchase Price set forth in this Agreement and is designated as the “Next Highest Bidder” in accordance with the Bidding Procedures Order; and (ii) Purchaser closes on the terms of bid submitted by Purchaser at the Auction as a result of a failure to close on the Alternative Transaction designated as the winning bid at the Auction, then Seller shall have no obligation to pay, and Purchaser shall not be entitled to receive, the Expense Reimbursement or Break-up Fee.

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6.3	Effect of Termination

Each Party’s right of termination according to Section 6.1 of this Agreement is in addition to any other right it may have under this Agreement or otherwise, and the exercise of a party’s right of termination will not constitute an election of remedies. If this Agreement is terminated according to Section 6.1, this Agreement will be of no further force or effect; provided, however, that (i) this Section 6.3 will survive the termination of this Agreement of this Agreement and will remain in full force and effect, (ii) the obligation of Seller to pay the Break-up Fee and Expense Reimbursement pursuant to Section 6.2 will survive the termination of this Agreement and remain in full force and effect, and (iii) the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement occurring prior to termination.

6.4	Termination Procedures

Any party desiring to exercise its right to terminate this Agreement shall deliver to the other party notice of termination in accordance with Section 11, stating with a reasonable degree of specificity the reason relied upon for such termination.

7	CONFIDENTIALITY AND NON-DISCLOSURE

7.1	Any press release issued by the Seller or the Purchaser and their respective Affiliates shall be mutually agreed upon by Purchaser and Seller. No announcement regarding any of the terms and the existence of this Agreement in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the prior written consent of the Seller and the Purchaser, which consent shall not be unreasonably withheld.

7.2	Notwithstanding any provisions of this Agreement to the contrary, the Parties shall be permitted to disclose the terms of this Agreement (a) in any filing with the Bankruptcy Court in order to seek approval of this Agreement or the Sale Order, (b) in any filings the Parties are required to make with any governmental agency or authority, including, without limitation, the United States Securities and Exchange Commission, the Shenzhen Stock Exchange and China Securities Regulatory Commission, or (c) as otherwise required by applicable law as provided in Section 7.4 hereof.

7.3	Notwithstanding the foregoing, any party may disclose any of the terms of this Agreement to its current or bona fide prospective investors, employees, investment bankers, lenders, partners, accountants and attorneys, in each case only where such Persons are under appropriate nondisclosure obligations. In addition to and without limiting the generality of the foregoing, Seller shall be entitled to disclose the terms of this Agreement in connection with any filings with the Bankruptcy Court, to any prospective bidder for the Target Shares (but only in accordance with the terms of this Agreement and the Bidding Procedures Order), and Seller’s auditors, counsel, directors, officers, employees, shareholders or investors.

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7.4	In the event that any party is requested or becomes legally compelled (including without limitation, pursuant to securities Laws) to disclose the existence of any of the terms of this Agreement in contravention of the provisions of this Section 7, such party shall notify the other Party.

7.5	The provisions of this Section 7 shall be in addition to, and not in substitution for, the provisions of the non-disclosure agreement executed by the Seller and the Purchaser with respect to the transactions contemplated hereby (the “NDA”). To the extent there is any conflict between the NDA and this Agreement, the terms of this Agreement shall govern.

7.6	All notices required under this Agreement shall be made pursuant to Section 11 of this Agreement.

8	COSTS, EXPENSES, DUTIES AND TAX

Except where this Agreement provides otherwise, each Party shall pay its own costs, expenses, duties, and taxes relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

9	GOVERNING LAW, JURISDICTION, AND DISPUTES

9.1	This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, in the United States of America, without regard to the principles of conflict of laws thereunder.

9.2	Any dispute arising out of or in connection with this Agreement shall be resolved by the Bankruptcy Court.

10	MISCELLANEOUS

10.1	This Agreement shall be made and executed in the English language.

10.2	Any amendment or modification of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

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10.3	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by laws does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

10.4	The Parties' rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

10.5	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Closing.

10.6	All obligations, agreements, covenants, undertakings or conditions in this Agreement, together with any other documents referred to herein which have not been done, observed or performed at or prior to or Closing shall remain in full force and effect notwithstanding Closing.

10.7	If at any time any provision of this Agreement is or becomes invalid or illegal in any respect such provision shall be deemed to be severed from this Agreement but the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

10.8	This Agreement, together with all the Schedules attached hereto and the NDA, constitute the entire understanding between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, negotiations and discussions between the Parties, their respective employees, agents and consultants.

10.9	This Agreement may be executed in separate counterparts and by facsimile or other means of electronically imaging a signature, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

10.10	At least ten (10) Business Days prior to Closing, Purchaser will send Seller a list of employees of Company and its subsidiaries that it does not intend to retain after Closing. Seller will terminate (or cause to have terminated) those employees prior to Closing and will assume any related severance or social payment obligations.

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11	NOTICES

11.1	Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by express courier service, fax, electronic mail or similar means to the address as shown below (or at such other address as such party may designate by fifteen (15) days’ advance written notice to the other parties to this Agreement given in accordance with this Clause). Where a notice is sent by express courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by express service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of three (3) days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

To the Seller:

c/o AgFeed Industries, Inc.
Address:	100 Bluegrass Commons Blvd., Suite 310
Hendersonville, TN 37075 USA
Fax:	(866) 226-7617 and (248) 258-6913
Attention:	Chief Restructuring Officer

and

Mackinac Partners

Address:	180 High Oak
Suite 100
Bloomfield Hills, MI 48304 USA
Fax:	(248) 258-6913
Attention:	Keith Maib, Chief Restructuring Officer
E-mail:	kmaib@mackinacpartners.com

with a copy (which shall not constitute notice) to counsel:

Foley & Lardner LLP

Address:	90 Park Avenue
New York, New York 10016-1314 USA
Attention:	Selig Sacks
Facsimile:	(212) 687-2329

and:

Young Conaway Stargatt & Taylor, LLP
Address:	Rodney Square
1000 North King Street
Wilmington, Delaware 19801 USA
Attention:	Robert Brady
Facsimile:	(302) 576-3283

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To the Purchaser:

Good Charm International Development Ltd.
Address:	Rm.1807 Yangguang International Building, No.55 Yuli Rd., Yuyao City, Zhejiang 315400, PRC
Fax:	+86 21 50470264
Attention:	Mr. Hong Jianping
E-mail:	hongjp@tianbang.com

with a copy (which shall not constitute notice) to counsel:

Robbins, Salomon & Patt, Ltd.
Address:	180 N. LaSalle Street, Suite 3300,
Chicago, Illinois 60604 USA
Attention:	Steve Jakubowski
Facsimile:	(312) 782-6690

and

HHP Attorneys at Law
Address:	12F, 21st Century Tower, 210 Century Avenue,
Pudong New Area, Shanghai, 200120, PRC
Fax:	8621-50470264
Attention:	Mr. Jason Jiamao Cheng
E-mail:	jason.cheng@hhp.com.cn

To the Parent:

Ningbo Tech-Bank Company, Ltd.
Address:	Rm.1807 Yangguang International Building, No.55 Yuli Rd., Yuyao City, Zhejiang 315400, PRC
Fax:	+86 21 50470264
Attention:	Mr. Hong Jianping
E-mail:	hongjp@tianbang.com

with a copy (which shall not constitute notice) to counsel:

Address:	12F, 21st Century Tower, 210 Century Avenue,
Pudong New Area, Shanghai, 200120, PRC
Fax:	8621-50470264
Attention:	Mr. Jason Jiamao Cheng
E-mail:	jason.cheng@hhp.com.cn

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The Seller:

AgFeed Industries, Inc.

By:	/s/ Keith Maib
Name: Keith Maib
Capacity: Chief Restructuring Officer

Address:

100 Bluegrass Commons Blvd., Suite 310
Hendersonville, TN 37075
Attention:	Mr. Keith Maib
Facsimile:	(866) 226-7617
(248) 258-6913
E-mail:	kmaib@mackinacpartners.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The Purchaser:

Good Charm International Development Ltd.

By:	/s/ Hong Jianping
Name: Hong Jianping
Capacity: Chairman

Address:

The Parent:

Ningbo Tech-Bank Company, Ltd.
宁波天邦股份有限公司
(affix stamp)

By:	/s/ Zhang Banghui
Name: Zhang Banghui
Capacity: CEO

Address:

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Agreement for the Sale and Purchase of Shares, dated as of September 13, 2013, by and among AgFeed Industries, Inc., Good Charm International Development Ltd. and Ningbo Tech-Bank Co., Ltd., have not been provided herein:

Schedules

Schedule 1	Details of the Seller
Schedule 2A	Details of the Purchaser
Schedule 2B	Details of the Parent
Schedule 3	Details of the Company
Schedule 3A	Bankruptcy Procedures
Schedule 3B	Key Operations Team Employees
Schedule 4	Corporate Structure of the Company’s Group Before Executing this Agreement
Schedule 5	The Warranties
Schedule 6	Disclosing Letter to Purchaser
Schedule 6-5(1)	Organization, Good Standing and Qualification
Schedule 6-5(5)	Indebtedness
Schedule 6-6(1)	Retention Agreements and Notice
Schedule 6-6(5)	Capital Expenditure
Schedule 6-8	Taxation
Schedule 7	Material Assets
Schedule 7-1	Fixed Assets Adjustments
Schedule 7-2	Trademark List
Schedule 7-3	Material Assets at BVI
Schedule 8	Financial Statements (Unaudited)
Schedule 9	Working Capital Matters

The Company will furnish the omitted schedules and exhibits to the Securities and Exchange Commission upon request by the Commission.